UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-9376

(Check One):	☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: September 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read attached instruction sheet before preparing form.  Please print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I	REGISTRANT INFORMATION

Full name of registrant:   Innovative Food Holdings, Inc.

Former name if applicable:

Address of principal executive office (Street and Number):   28411 Race Track Road

City, state and zip code:   Bonita Springs, Florida 34135

PART II	RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

As previously reported in a Current Report on Form 8-K, the registrant made a significant acquisition during the quarter and requires additional time to complete the consolidated financial statements.

PART IV	OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Sam Klepfish	239	596-0204
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report increased sales for the third quarter of 2014 as compared to the comparable period in 2013, however more details and specific amounts cannot be disclosed at this time as the financial statements are still being finalized.

Innovative Food Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014                                                                                 By: /s/SAM KLEPFISH
Sam Klepfish, CEO